恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT CO. LTD.
6/F, WORLD-WIDE HOUSE, 19 DES VOEUX ROAD, C, HONG KONG. TEL: 2908 8888 FAX: 2908 8838 E-MAIL: henderson@hld.com
香港德輔道中十九號環球大廈六樓 電話：二九〇八 八八八八 圖文傳真：二九〇八 八八三八 電子郵件：henderson@hld.com

82-1561

Our Ref.: HASE/JY/HL/02972

7th October, 2003

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

Dear Sirs,

Re: Announcement

We enclose for your information a copy of the Company's announcement on 6th October, 2003 in relation to the placing and subscription of shares in the Company, which has been advertised in newspapers on 7th October, 2003.

Yours faithfully,

John Yip
Company Secretary

Encl.

JY/pm

dlw 10/24

HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

PLACING OF EXISTING SHARES AND SUBSCRIPTION FOR NEW SHARES

Bookrunner and Lead Manager

HSBC

The Hongkong and Shanghai Banking Corporation Limited

SUMMARY

On 6 October, 2003, the Vendor and the Company entered into the Placing Agreement with HSBC and CLSA Limited, pursuant to which HSBC and CLSA Limited will, on a several basis, purchase or procure purchasers to acquire and the Vendor will sell 92,440,000 existing Shares at the Placing Price of HK$32.45 per Share.

The Placing Price represents a discount of approximately 7% to the closing price of HK$34.9 per Share as quoted on the Stock Exchange on 6 October, 2003 and a discount of approximately 0.6% to the average closing price of approximately HK$32.66 per Share as quoted on the Stock Exchange for the last 10 trading days up to and including 6 October, 2003. The Placing Shares represent approximately 5.4% of the existing issued share capital of the Company of 1,722,140,000 Shares.

Pursuant to the Placing Agreement, the Vendor has conditionally agreed to subscribe 92,440,000 New Shares at the Placing Price. The New Shares represent approximately 5.4% of the existing issued share capital of the Company of 1,722,140,000 Shares and approximately 5.1% of the issued share capital of the Company as enlarged by the Subscription.

The net proceeds from the Subscription are estimated to be approximately HK$2,954 million. The aggregate expenses relating to the Placing and the Subscription amount to approximately HK$46 million, including commissions, professional fees and other ancillary expenses. The Directors intend to use approximately one-third of the net proceeds for hotel development projects targeted at mainland tourists and approximately two-third of the net proceeds for acquisition of new sites and payment of land conversion premium to the Government and for general working capital purposes.

PLACING AGREEMENT DATED 6 OCTOBER, 2003

Parties

(a) Vendor, a company incorporated in Hong Kong which is an indirect wholly owned subsidiary of Henderson Development Limited (the controlling shareholder of the Company). As at the date of the Placing Agreement, the Vendor holds 222,045,300 Shares, representing approximately 12.9% of the existing issued share capital of the Company;

(b) the Company;

(c) HSBC (as the lead manager and a placing agent); and

(d) CLSA Limited (as a placing agent)

The Placing Shares

92,440,000 Shares, representing approximately 5.4% of the existing issued share capital of the Company and approximately 5.1% of the issued share capital of the Company as enlarged by the Subscription.

Underwriting

The Placing is fully underwritten by HSBC and CLSA Limited on a several basis. Neither HSBC nor CLSA Limited is currently a connected person of the Company under the Listing Rules for the purposes of this transaction.

Placing Price

The Placing Price of HK$32.45 per Share was arrived at after arm's length negotiations between the Company, the Vendor and HSBC. It represents a discount of approximately 7% to the closing price of HK$34.9 per Share as quoted on the Stock Exchange on 6 October, 2003 and a discount of 0.6% to the average closing price of approximately HK$32.66 per Share as quoted on the Stock Exchange for the last 10 trading days up to and including 6 October, 2003. The net Placing Price after deduction of expenses and commissions is estimated to be approximately HK$32 per Share. The Company expects that the total amount of the expenses to be borne by the Company in relation to the Placing and the Subscription is approximately HK$46 million.

Rights

The Placing Shares will be sold free of all liens, charges and encumbrances, claims, options and third party rights and together with all rights attaching thereto as at 7 October, 2003, including the right to receive all dividends or other distributions declared, made or paid on the Placing Shares at any time after 7 October, 2003.

Independence of placees and the Placing Agents

General mandate to issue New Shares

The New Shares will be issued pursuant to the general mandate granted by the shareholders of the Company to the Directors on 18 December, 2002.

An application will be made to the Stock Exchange for the listing of, and permission to deal in, the New Shares to be issued pursuant to the Subscription.

Ranking

The New Shares, when issued and fully paid, will rank equally with the existing Shares of the Company in issue as at the date of issue of the New Shares.

Conditions of the Subscription

Completion of the Subscription is conditional upon:

(a) the completion of the Placing; and

(b) the Stock Exchange granting the listing of, and permission to deal in, all of the New Shares.

Completion of the Subscription

Completion of the Subscription will take place on the second business day after the date upon which the last of the conditions to be satisfied shall have been so satisfied, provided that completion will not be later than 14 days after the date of the Placing Agreement or such later date as the Company and the Vendor may agree in writing. If the Subscription is not completed within 14 days after the date of the Placing Agreement, the Subscription will constitute a connected transaction for the Company under the Listing Rules.

EFFECT OF THE PLACING AND THE SUBSCRIPTION

The shareholdings in the Company before and after the Placing and the Subscription are summarised as follows:

	At present		Immediately after Completion of the Placing but before Subscription		Immediately after Completion of the Placing and Subscription	
	No. of Shares	%	No. of Shares	%	No. of Shares	%
Vendor	222,045,300	12.9%	129,605,300	7.5%	222,045,300	12.2%
Henderson Development Limited and its						

receive all dividends or other distributions declared, made or paid on the Placing Shares at any time after 7 October, 2003.

Independence of placees and the Placing Agents

The placees and their beneficial owners are not connected persons to the Company (as defined in the Listing Rules). The Placing Agents expected that there will be over six placees who will be (i) professional and institutional investors which term generally includes brokers, dealers and companies (including fund managers), whose ordinary business involves dealing in shares and other securities; (ii) corporate entities which regularly invest in shares and other securities; and (iii) individuals.

Termination events

The Placing Agreement contains provisions granting the Placing Agents the right to terminate their placing obligations on the occurrence of certain events including force majeure, any adverse change in the general affairs or financial or trading position of the Company or its subsidiaries which is materially adverse to the success of the Placing, or any event which would have rendered the warranties in the Placing Agreement untrue or inaccurate in any material respect, in each case occurring prior to 4.00 p.m. on the date of completion of the Placing. For this purpose, such event includes any material adverse change in local, national or international political, economic, fiscal, financial, military, regulatory or stock market conditions. If the Placing Agents exercise such right to so terminate the Placing, the Placing will not proceed. Shareholders and investors are advised to exercise caution in dealing in the Shares of the Company.

Completion of the Placing

It is expected that the Placing will be completed on or around 9 October, 2003.

Lock-up

The Vendor has undertaken to each Placing Agent that for a period of three months from the date of completion of the Placing, it will not and will procure that none of its nominees and companies controlled by it and trusts associated with it (whether individually or together and whether directly or indirectly) will (i) offer, lend, pledge, issue, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Shares (including the New Shares) or any interests therein beneficially owned or held by the Vendor or any securities convertible into or exercisable or exchangeable for or substantially similar to any such Shares or interests or (ii) enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of such Shares, whether any such transaction described in (i) or (ii) above is to be settled by delivery of Shares or such other securities, in cash or otherwise or (iii) announce any intention to enter into or effect any such transaction described in (i) or (ii) above, unless with the prior written consent of HSBC on behalf of the Placing Agents.

The Company has undertaken to the Placing Agents, and the Vendor has undertaken to the Placing Agents to procure, that for a period of three months from the date of completion of the Placing, the Company will not save pursuant to (1) the terms of any employee share option scheme of the Company or (2) any outstanding subscription warrants or (3) bonus or scrip dividend or similar arrangements which provide for the allotment of Shares in lieu of the whole or part of a dividend on Shares of the Company in accordance with its articles of association or (4) conversion of outstanding convertible bonds, (i) allot or issue or offer to allot or issue or grant any option, right or warrant to subscribe (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Shares or any interests in Shares or any securities convertible into or exercisable or exchangeable for or substantially similar to any Shares or interest in Shares or (ii) agree (conditionally or unconditionally) to enter into or effect any such transaction with the same economic effect as any of the transactions described in (i) above or (iii) announce any intention to enter into or effect any such transaction described in (i) or (ii) above without first having obtained the written consent of HSBC on behalf of the Placing Agents.

TOP UP SUBSCRIPTION

The New Shares

92,440,000 New Shares, representing approximately 5.4% of the existing issued share capital of the Company and approximately 5.1% of the issued share capital of the Company as enlarged by the Subscription.

Subscription Price

The Subscription Price is equivalent to the Placing Price of HK$32.45 per Share, net of expenses in relation to the Placing and the issue of the New Shares (expenses offset by the amount of interest earned on the net proceeds of the Placing during the period from the completion of the Placing up to the completion of the Subscription). The aggregate expenses which will be borne by the Company relating to this offering amount to approximately HK$46 million, including commissions, professional fees and other ancillary expenses.

Limited and its associated corporations (other than the Vendor)	900,700,500	52.3%	900,700,500	52.3%	900,700,500	49.7%
Henderson Development Limited and its associated corporations (including the Vendor)	1,122,745,800	65.2%	1,030,305,800	59.8%	1,122,745,800	61.9%
Placees	0	0.0%	92,440,000	5.4%	92,440,000	5.1%
Other shareholders	599,394,200	34.8%	599,394,200	34.8%	599,394,200	33.0%
	1,722,140,000	100.0%	1,722,140,000	100.0%	1,814,580,000	100.0%

REASONS FOR THE PLACING AND THE SUBSCRIPTION AND USE OF PROCEEDS

Henderson Land is one of the largest property developers in Hong Kong. The Company is an investment holding company and the principal activities of its subsidiaries are property development and investment, project management, construction, property management, finance and investment holding in Hong Kong as well as property development and investment in the PRC. The property development business is, to a high degree, vertically integrated from project planning to building construction and to subsequent management of the completed properties.

The Directors consider that the Placing and the Subscription will strengthen the capital base of the Company. The Directors intend to use approximately one-third of the net proceeds for hotel development projects targeted at mainland tourists and approximately two-third of the net proceeds for acquisition of new sites and payment of land conversion premium to the Government and for general working capital purposes.

The Company did not have any fund raising activities in the past 12 months.

DEFINITIONS

"Company" or "Henderson Land"	Henderson Land Development Company Limited, a company incorporated in Hong Kong with limited liability, whose shares are listed on the Main Board of the Stock Exchange
"Director(s)"	the director(s) of the Company
"Group"	the Company and its subsidiaries
"Government"	the government of the Hong Kong Special Administration Region of the People's Republic of China
"HK$"	the lawful currency of Hong Kong
"HSBC"	The Hongkong and Shanghai Banking Corporation Limited, a deemed registered institution under the SFO and a licensed bank under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong)
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Shares"	92,440,000 new Shares to be subscribed by the Vendor under the Subscription
"Placing"	the placing of the Placing Shares pursuant to the Placing Agreement
"Placing Agents"	HSBC and CLSA Limited
"Placing Agreement"	the placing, underwriting and subscription agreement dated 6 October, 2003 between the Vendor, the Company and the Placing Agents
"Placing Price"	HK$32.45 per Placing Share
"Placing Shares"	92,440,000 existing Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Share(s)"	ordinary share(s) of HK$2 each in the share capital of the Company
"Subscription"	the conditional subscription by the Vendor of the New Shares pursuant to the Placing Agreement
"Vendor"	Believegood Limited, a company incorporated in Hong Kong which is an indirect wholly owned subsidiary of Henderson Development Limited (the controlling shareholder of the Company)

By order of the board
Henderson Land Development Company Limited
John Yip Ying Chee
Secretary

Hong Kong, 6 October, 2003